UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

SCHEDULE 14D-9
_______________________

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )

Epolin, Inc.
(Name of Subject Company)

Epolin, Inc.
(Name of Person Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

294276100
(CUSIP Number of Class of Securities)

James Ivchenko
President
Epolin, Inc.
358-364 Adams Street
Newark, New Jersey 07105
(973) 465-9495
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:

David M. Kaye, Esq.
Kaye Cooper Fiore Kay & Rosenberg, LLP
30A Vreeland Road, Suite 230
Florham Park, New Jersey 07932
(973) 443-0600
(973) 443-0609 (fax)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.  SUBJECT COMPANY INFORMATION.

(a)      Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Epolin, Inc., a New Jersey corporation. Unless otherwise specified or indicated by context, “Epolin” or the “Company” refers to Epolin, Inc. and its consolidated subsidiary, Epolin Holding Corp.  The address of Epolin’s principal executive office is 358-364 Adams Street, Newark, New Jersey 07105 and its telephone number is (973) 465-9495.

(b)      Securities

This Statement relates to Epolin’s common stock, no par value (the “Shares”).  As of May 11, 2012, there were 12,366,355 Shares issued and outstanding and 95,000 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)      Name and Address

Epolin is filing this Statement. The information about Epolin’s address and telephone number above under Item 1 is incorporated herein by reference. Epolin’s website address is www.Epolin.com.  The information on Epolin’s website should not be considered a part of this Statement.

(b)      Offer

This Schedule relates to the tender offer by Polymathes Acquisition I Inc., a New Jersey corporation (the “Purchaser”) and a wholly-owned subsidiary of Polymathes Holdings I LLC, a New Jersey limited liability company (“Parent”), to purchase for cash all of the outstanding Shares at a purchase price of $0.22 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 8, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).   The Purchaser was formed for the purpose of making the Offer.

The Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of March 14, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Epolin. Following the successful completion of the Offer, Parent intends, subject to applicable legal requirements, to become the owner of 100% of the equity interests of Epolin by completing a merger of Purchaser and Epolin by means of a short-form or long-form merger, as applicable, pursuant to which each Share that is not tendered and accepted in the Offer would be cancelled and converted into the right to receive cash in an amount equal to the Offer Price (the “Merger”).

Completion of the Offer is subject to there being validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then owned of record by the Parent or the Purchaser or with respect to which the Parent or the Purchaser has, directly or indirectly, voting power, representing at least 51% of all outstanding Shares determined on a fully diluted basis (“fully diluted basis” meaning the number of Shares outstanding, plus the number of Shares issuable upon the exercise of all then outstanding vested Options).  In addition, the Offer is subject to other conditions set forth in the Merger Agreement including, but not limited to, Epolin having certain minimum amounts of “Adjusted Cash” and “Adjusted Net Working Capital” (as such terms are defined in the Merger Agreement) as of the time the Shares are accepted for payment.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn. The term “Expiration Date” means 5:00 PM, New York City time, on June 12, 2012, unless the Purchaser extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

Subject to the terms and conditions of the Merger Agreement, the Company has granted the Purchaser an irrevocable one-time option (the “Top-Up Option”) which provides that if the Purchaser acquires at least 51% of the outstanding Shares in the Offer after the Purchaser’s acceptance of and payment for Shares pursuant to the Offer, the Purchaser will have the option, subject to certain limitations, to purchase from the Company at a price per Share equal to the Offer Price up to the number of additional shares sufficient to cause the Purchaser to own one share more than 90% of the Shares then outstanding on a fully diluted basis, subject to applicable regulatory requirements and there being sufficient authorized Shares available for issuance, to enable the Purchaser to effect a short-form merger under New Jersey law (the “Top-Up Option Shares”), provided that the aggregate purchase price payable for the Top-Up Option Shares shall be paid by the Parent or the Purchaser as follows: (a) the portion of the aggregate purchase price equal to the par value of the Top-Up Option Shares shall be paid in cash and (b) the balance of the remaining aggregate purchase price may be paid in cash or by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares, or some combination thereof.  The Top-Up Option is exercisable only after the Shares have been accepted for payment pursuant to the Offer.

Additional information about the Offer can be found in Item 3 and Item 7 of this Statement and in the Offer to Purchase, and in the Schedule TO filed by the Parent with the Securities and Exchange Commission (the “SEC”) on May 8, 2012 (the “Schedule TO”).  The Schedule TO can be found on the website of the SEC at www.sec.gov.

The address of the principal executive office of Purchaser is c/o Polymathes Holdings I LLC, 20 Nassau Street, Suite M, Princeton, New Jersey 08542, and its telephone number is (609) 945-1690.

All information contained in this Schedule or incorporated herein by reference concerning Parent and the Purchaser, or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by the Parent or obtained from reports or statements filed by the Parent with the SEC, including, without limitation, the Schedule TO, and Epolin takes no responsibility for such information.

The Merger Agreement is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference in its entirety. The Offer to Purchase is filed as Exhibit (a)(1) to this Schedule.  The terms and conditions of the Offer, related procedures and withdrawal rights, and the description of the Merger Agreement and related documents described and contained in Sections 1, 2, 3, 4 and 11 of the Offer to Purchase are incorporated by reference herein. The Form of Letter of Transmittal is filed as Exhibit (a)(2) to this Schedule and is incorporated by reference in its entirety.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described or incorporated by reference below, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Epolin or its affiliates and: (1) its executive officers, directors or affiliates; or (2) Parent, Purchaser or their executive officers, directors or affiliates.

(a)      Epolin’s Executive Officers, Directors and Affiliates

Cash Consideration for Shares and Options

Epolin’s directors and executive officers who tender their Shares in the Offer will receive the same cash consideration per Share on the same terms and conditions as the other shareholders of Epolin.  As of the date of the Merger Agreement, each of Murray S. Cohen, Epolin’s Chairman of the Board and Chief Scientist, and James Ivchenko, Epolin’s President and a Director, has advised Epolin that his intention is to tender all Shares beneficially owned by him pursuant to the Offer (see also “Tender and Support Agreements” below).  In addition, although there can be no assurance, it is anticipated that each of the other directors and officers will tender all Shares beneficially owned by him pursuant to the Offer.

As of the date of this Statement, there are stock options outstanding to acquire 95,000 Shares, all of which are vested and exercisable at $0.41 per Share.  As a result, none of the outstanding stock options are in-the-money and, therefore, none of such stock options will entitle the holder thereof to cash-out any of his outstanding stock options pursuant to the Offer.

The following table summarizes the equity interests of Epolin’s current executive officers and directors as of May 11, 2012, including the total amount of cash each individual would receive upon the tender of all of his Shares pursuant to the Offer.

Name of Executive Officer or Director	Shares (#)		Vested Options (#)	Weighted Average Exercise Price per Share of Vested Options ($)	Total Cash to Be Received ($)
Murray S. Cohen Chairman of the Board	1,970,958	(1)	20,000	0.41	$433,611
James Ivchenko President	1,569,587	(2)	20,000	0.41	$345,309
Greg Amato Chief Executive Officer	100,000		0	0	$22,000
James R. Torpey, Jr. Director	137,500		10,000	0.41	$30,250
Herve A. Meillat Director	104,000		0	0	$22,880
_________
(1)	Includes 1,945,958 shares held by Dr. Cohen and 25,000 shares held by the wife of Dr. Cohen.
(2)	Includes 1,130,000 shares held by Mr. Ivchenko and 439,587 shares held by Mr. Ivchenko and his wife, as joint tenants.

Tender and Voting Agreements

On March 14, 2012, Murray S. Cohen (the Company’s Chairman of the Board) and James Ivchenko (the Company’s President) each entered into a Tender and Voting Agreement (the “Tender and Voting Agreements”) with the Parent and the Purchaser in connection with the Offer and the Merger.  An aggregate of 3,515,545 shares of the Company’s common stock are subject to the Tender and Voting Agreements, representing approximately 28.4% of the Company’s outstanding shares of common stock.

The following summary of certain provisions of the Tender and Voting Agreements is qualified in its entirety by reference to the actual agreements, copies of which are filed as Exhibits (e)(2) and (e)(3) to this Statement, and are incorporated by reference herein.

Each of Dr. Cohen and Mr. Ivchenko (each, a “Supporting Stockholder”) has irrevocably appointed Parent as proxy for the Supporting Stockholder to vote the Shares as to which the Supporting Stockholder has voting power and in the Supporting Stockholder’s name, place and stead, at any annual, special or other meeting or action of the shareholders of Epolin Inc., as applicable, or at any adjournment thereof, whether before or after the time we first accept any Shares for payment pursuant to the Offer, solely for the adoption of the Merger Agreement and the approval of the Merger.

In addition, each Supporting Stockholder has agreed to tender the Shares held by the Supporting Stockholder to the Purchaser in the Offer not later than ten business days following the commencement of the Offer, provided that the Supporting Stockholder may withdraw any Shares tendered pursuant to the Tender and Voting Agreement at any time following the termination or expiration of the Offer without Purchaser purchasing all Shares tendered pursuant to the Offer in accordance with its terms.  However, each Supporting Stockholder is not required, for purposes of the Tender and Voting Agreement, to tender any Shares if that tender would cause any Supporting Stockholder to incur liability under Section 16(b) of the Exchange Act.  During the term of the Tender and Voting Agreement, except as otherwise provided therein, each Supporting Stockholder agrees not to:

•
Directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Shares held by the the Supporting Stockholder, or agree to do any of the foregoing; or

•	Take any action which would have the effect of preventing or disabling the Supporting Stockholder from performing his obligations under the Tender and Voting Agreement.

The Tender and Voting Agreement, and all rights and obligations of the Purchaser, Parent and the Supporting Stockholders will terminate on the earlier of: (i) Effective Time, (ii) the End Date, (iii) the date of any modification, waiver, change or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable thereunder to the Stockholder, and (iv) the termination of the Merger Agreement pursuant to the termination provisions thereof.

Management Arrangements with Parent

As of the date of this Statement, Parent and Purchaser have informed Epolin that no members of Epolin’s current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with the surviving corporation. Parent has informed Epolin that it currently intends to retain Greg Amato, Epolin’s Chief Executive Officer, following the completion of the Offer.  Although Mr. Amato may enter into new arrangements with Parent or its affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Parent (and/or a subsidiary thereof), there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the completion of the Offer and would not become effective until the time the Offer is completed.

D&O Insurance; Indemnification

Under the Merger Agreement, Parent has agreed to, and shall cause the surviving corporation to, indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of Epolin Inc. (the “Indemnified Parties” and, each, an “Indemnified Party”) against any costs or expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages, or liabilities in connection with actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) to the fullest extent that the surviving corporation is permitted by law.

Parent and Purchaser have also agreed to cause to be maintained in effect for not less than 6 years from the Effective Time Epolin’s policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Epolin and its subsidiary for the Indemnified Parties and any other employees, agents or other individuals otherwise covered by such insurance policies prior to the Effective Time with respect to matters occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), so long as the annual premium therefor would not be in excess of two hundred percent (200%) of the last annual premium paid prior to the Effective Time (the “Maximum Premium”).  Under the Merger Agreement, Epolin may, prior to the Effective Time, purchase a so-called “Reporting Tail Endorsement” with an annual premium not in excess of the Maximum Premium, in which case, provided that Parent causes the surviving corporation to maintain such Reporting Tail Endorsement in full force and effect for not less than 6 years from the Effective Time, Parent is relieved from its indemnification obligations described above.  After the Effective Time, Parent guarantees the full performance of the surviving corporation of its covenants and obligations described under this section titled “D&O Insurance; Indemnification.”

(b)   Parent, Purchaser and their Executive Officers, Directors and Affiliates

The Merger Agreement

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer, Merger and related procedures and withdrawal rights contained in Sections 1, 2, 3, 4 and 11 of the Offer to Purchase, which is filed as Exhibit (a)(1) to this Statement, are incorporated by reference herein. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated by reference herein.

Confidentiality Agreement

The Parent, through its affiliate Polymathes Capital LLC, and Epolin entered into a non-disclosure agreement on August 15, 2011 (the “NDA”).  Pursuant to the NDA, the Parent agreed, subject to certain exceptions, to keep confidential certain non-public information provided by Epolin  for the purposes of evaluating a possible transaction between Parent and Epolin.  The NDA is filed as Exhibit (e)(4) to this Schedule and is incorporated herein by reference in its entirety.

Tender and Voting Agreements

The summary of the Tender and Voting Agreements contained in Item 3(a) of this Statement is incorporated by reference herein, and is qualified in its entirety by reference to the actual agreements, copies of which are filed as Exhibits (e)(2) and (e)(3) to this Statement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(a)      Recommendation

After careful consideration by the Board, the Board unanimously adopted the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby, and unanimously determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable to the holders of the Shares and are fair to and in the best interests of the Company and its shareholders.  Accordingly, the Board unanimously recommends that shareholders tender their Shares in the Offer, and, if shareholder approval is required to approve the Merger under the Merger Agreement, approve the Merger Agreement and the Merger.

(b)      Background and Reasons for the Recommendation

Background

As a result of unsolicited expressions of interests received by Epolin, management began in early 2009 to explore strategic options for Epolin.  In February 2009, Epolin retained Millburn Capital Group (“Millburn Capital”) as its financial advisor in connection with the Board’s decision to explore strategic alternatives for Epolin, including the potential sale of Epolin.  On February 11, 2009, Epolin issued a press release announcing the retention of Millburn Capital and, on February 13, 2009, Millburn Capital started contacting those parties identified by Epolin who had previously expressed an interest in acquiring Epolin.

Epolin identified five parties to Millburn Capital as previously expressing an interest in Epolin. Subsequent to the press release of February 11, 2009, and prior to early May 2009, Millburn Capital received inquiries from no less than six other parties interested in a transaction.  In early May 2009, Millburn Capital made a presentation to the Board and indicated that such inquiries resulted in the submission of written, non-binding proposals from only two of such parties, hereinafter called “Party A” and “Party B”.

Due to the uncertainty surrounding Party B’s ability to finance and close a transaction and Party A’s  higher offer, the Board approved Party A’s offer and, in May 2009, Epolin signed a non-binding letter of intent with Party A.   Party A’s offer included a base cash price of $5,480,000 plus an increase to the purchase price for all working capital in excess of $1.4 million up to a maximum adjustment upwards of $1 million. Based on Epolin’s working capital at February 28, 2009, the purchase price was estimated to be approximately $6,480,000, or $0.53 per share (less any transaction expenses incurred through the date of closing which would reduce the net cash distributable to shareholders).

In June and July 2009, and during Party A’s due diligence period (which started in May 2009), Epolin experienced a continued deterioration in financial results with a downward trend that was likely to continue into the short term. As a result, Party A indicated that they would re-evaluate its original offer based upon current and projected operating performance and business conditions. Subsequently, the offer was reduced to $5 million or $0.415 per share (including working capital adjustments as previously described) less any transaction expenses incurred through the date of closing.

From July to November 2009, Party A continued its due diligence and further discovered a number of environmental issues and that some level of environmental remediation would be necessary to address soil contamination.  Party A received all the environmental reports as part of their due diligence and concluded that they did not want to own the building owned by Epolin as part of the transaction. Party A proposed moving forward with an asset transaction whereby they would purchase all assets other than the building.  Party A proposed purchasing all assets for $3.1 million (or $0.26 per share).  The building was appraised by an independent party at $1.8 million (or approximately $0.15 per share), resulting in a total value of $0.41 per share or $4.9 million.  Epolin determined it would incur significant taxes on any gains resulting from an asset sale which would reduce the amount of net proceeds to shareholders.  Due to the issues associated with the proposed structure (large taxable gain, operation of building and maintaining a publicly traded company until sold, uncertainty of timing and price of sale of the building), Party A was asked to revise its offer.

In November 2009, Party A submitted a revised offer with an increased purchase price of $3.0 million for all the assets in Epolin excluding the building (an increase of approximately $800,000) plus working capital in excess of $1.4 million (Epolin would keep $1.6 million based upon current working capital levels).  On a pre-tax basis, the sale of the assets and the building would have resulted in a total value of $0.53 per share, with net available cash to distribute to shareholders, after taxes on any gains but before any transaction expenses, of approximately $0.42. Although this was a higher offer than the previous one, the issues surrounding the proposed transaction structure (primarily related to the continued ownership of the building) were unacceptable to Epolin.   Party A was told unless they reverted back to a stock transaction or found a way to relieve Epolin of the building at closing, the transaction they proposed created too many issues to overcome.  On November 16, 2009, and following an unsuccessful attempt to sell the building to a Party A related party, the discussions with Party A were terminated and Party A formally tendered a letter of termination to Epolin.

Following termination, Epolin continued to pursue strategic and financial options including but not limited to the potential sale to a third party.  By mid-February 2010, Millburn Capital had received three new proposals, all for a stock transaction.  One was from Party A which in early 2010 resumed its interest in acquiring Epolin, one from a group (hereinafter called “Party C”) that included certain members of Party B which had made a previous offer in 2009, and another from a company which recently had expressed an interest in acquiring Epolin.   Following an analysis of such proposals, and taking into account price, execution and certainty of closing, on February 23, 2010, Millburn Capital recommended that the Board consider the proposal from Party A as the best path towards consummating a transaction in view of the price offered (a base price of $0.33 per share but could be as high as $0.47 per share due to possible adjustments for working capital), Party’s A familiarity with Epolin in view of its prior lengthy due diligence review and the relative certainty of the financial ability of Party A to complete a transaction. Epolin recognized, however, that such price did not take into account transaction expenses which would reduce the net cash available to shareholders.  After deliberating thereon, the Board determined that Party A offered the best opportunity to Epolin and authorized Epolin to continue negotiations with Party A.  Due diligence thereupon continued and the parties began to negotiate and prepare a definitive merger acquisition agreement.

Between February and June 2010, Party A continued with its due diligence review and identified certain areas of concern, primarily relating to the environmental process and approvals which will be necessary in conjunction with any potential sale or similar transaction involving Epolin, and issues concerning Epolin’s Simplified Employee Pension Plan adopted in 1994 and whether such plan has met the requirements of the Internal Revenue Service regarding contribution limits and employee deferral amounts.   While Epolin and Party A continued to discuss the resolution of certain due diligence concerns, the parties executed an exclusivity letter on June 22, 2010 whereby Epolin agreed to negotiate exclusively with Party A for a period of 90 days.  Thereupon, in July 2010, Party A advised Epolin that it was no longer interested in a stock transaction and would still consider an asset transaction.  During July and August 2010, the parties discussed the terms for such a transaction but were not able to reach agreement.  On August 31, 2010, Party A provided written notice to Epolin that it was terminating discussions regarding a proposed transaction of any type.  As a result, Epolin’s obligation to negotiate exclusively with Party A terminated as well.

In August 2010, Millburn Capital was contacted by another company, hereinafter called “Party D” who had expressed an interest in acquiring Epolin in 2006.  When Party D contacted Millburn Capital in August 2010, Party D was informed that Epolin was then currently under exclusivity with another party.  Following Party A’s notice to Epolin on August 31, 2010 that it was terminating discussions with Epolin, a representative of Millburn Capital, with the approval of Epolin, contacted Party D.

In September 2010, Party D executed a non-disclosure agreement and following discussions with Epolin, submitted a written non-binding proposal to acquire Epolin’s stock at $0.41 per share pursuant to a cash tender offer to Epolin’s shareholders followed immediately by a merger with Party D. The proposal included a number of provisions that were later renegotiated: (i) minimum tender of 90% of outstanding shares; (ii) minimum $2 million cash at closing, and (iii) exclusivity period of 90 days.

As a result of ongoing negotiations and discussions during September and early October 2010, Party D provided a number of revised proposals, culminating in a letter of intent which was executed on October 7, 2010. This executed letter of intent included a number of revisions to the original proposal, including: (i) reduced the minimum tender condition to 70%; (ii) changed the requirement for Epolin to have a minimum of $2 million cash and $2.4 million of net working capital; (iii) reduced exclusivity period to 60 days; (iv) reduced the break-up fee to $330,000 (and $150,000 under certain conditions); (v) provided for a customary “top-up option”; (vi) required the Board to affirmatively recommend that shareholders tender their shares; and (vii) eliminated the need to negotiate a definitive merger documentation saving Epolin money, expedited the process and eliminated the need to establish cash escrows which would reduce the amount of net cash to shareholders.

On October 7, 2010, the Board held a telephonic meeting and voted unanimously to support the latest proposal from Party D. There were two other proposals reviewed by the Board, both including inferior pricing and conditions to that of Party D.  Party C proposed a tender offer at a price of $0.44 per share with certain costs and expenses being deducted from such amount, reducing the price payable to shareholders to $0.39 per share. Another party was offering $0.40 per share before expenses and escrowed amounts.

In November 2010, Party D and Epolin negotiate definitive documentation including the tender offer agreement and tender support agreements with the expectation of formally announcing a tender offer by the end of the month. On or about November 19, 2010, Epolin was informed by a representative of Party D that the Party D Board of Directors had voted to reject the transaction with Epolin for reasons that were not disclosed to Epolin and all discussions and negotiations with Party D were terminated.

In December 2010, Party C contacted Epolin by email and indicated that it was still interested in a transaction indicating that it will send a proposal for Epolin’s consideration.  On December 28, 2010, Epolin received an offer for Party C to acquire 51% of the total outstanding shares of Epolin based upon a valuation that will be calculated by multiplying 10 times the earnings for the preceding 4 quarters of Epolin. Epolin rejected the proposal indicating that Epolin’s desire is to sell 100% of the outstanding shares of Epolin providing all shareholders with the opportunity of liquidity and that any transaction must be based upon a firm price not one solely based upon a formula.   On January 3, 2011, Party C contacted Epolin indicating that it would like to make a revised offer based upon Epolin’s feedback.

In February 2011, Party A (which had terminated discussions with Epolin on August 31, 2010) contacted Millburn Capital and inquired if Epolin might consider a transaction in the range of $4 million or about $0.32 per share. Millburn Capital responded that Epolin would consider all formal offers that are for 100% of the outstanding shares of Epolin. Nothing formal materialized thereafter with Party A.

On March 7, 2011, Epolin received a revised offer from Party C.  The offer was to purchase the shares of Dr. Cohen and Mr. Ivchenko only in a direct private sale. As before, the offer was rejected because it did not provide all the shareholders with the ability to tender their shares at a firm price. Party C indicated that it might continue with a tender offer to acquire 51% to 60% of the outstanding stock.

In March 2011, Epolin authorized Millburn Capital to contact additional parties with respect to a possible transaction. Two such companies were contacted, both of whom then executed nondisclosure agreements and received evaluation materials but ultimately declined to move forward claiming Epolin’s need to modernize the facilities and the plant and the associated capital expenditures to do so, the need to upgrade the financial systems and the associated costs to do so, the need to create a dedicated sales team and eliminate the reliance on outside contractors and the risks associated with management transition.

In May 2011, the Board of Directors of Epolin declared a $0.12 cash dividend per share for a total dividend of approximately $1,472,000. As a result, Epolin’s cash declined from approximately $2.0 million to approximately $500,000.

In May 2011, a new party was contacted with respect to a possible transaction with Epolin. Such party executed a nondisclosure agreement and started to conduct extensive due diligence including off-site meetings with Epolin management and subsequently, on site visitations.

On June 4, 2011, Epolin received an unsolicited offer from Party C. The offer was to acquire 51% to 80% of the outstanding shares of Epolin (at Party C’s sole discretion) at a price equal to $0.20 per share payable in cash at closing. The offer included an expression of interest form for Dr. Cohen and Mr. Ivchenko to sign before Party C would proceed with its tender offer. On June 9, 2011, Epolin responded that it might consider a tender offer if Party C would definitively tender for at least 80% of the shares and a higher price than $0.20 per share.

In July 2011, another party, which had previously executed a nondisclosure agreement and did some due diligence but never made a proposal (hereinafter called “Party E”), contacted Millburn Capital and expressed a desire to explore a transaction.  Also, in July 2011, representatives from Party C contacted Dr. Cohen and Mr. Ivchenko directly to express their ongoing interest in a transaction at $0.20 per share.  Epolin responded that such price was too low and that Party C must make an offer for a substantial majority of the shares in order for a proposal to be considered.

On July 28, 2011, Epolin then received an expression of interest from Party E to acquire 100% of the outstanding shares for a price between $0.18 and $0.20 per share subject to due diligence and definitive documentation.  Epolin responded that this price range was too low to move the discussions forward.

During August 2011, Party E indicated that it might consider increasing its offer to the low $0.20’s if it can get comfortable with the “going private” aspect of a transaction and the related short form or long form merger, as the case might be.  On August 29, 2011, Party C provided Epolin with a deal outline summarizing how they would move forward on a transaction. The revised Party C proposal was for $0.20 per share with a $.05 per share performance payout based upon achieving a certain level of operating income. The offer was again for 51% to 80% of the outstanding shares with the amount to be at the sole option of Party C.  Epolin responded as it had in the past with respect to the 51%. It was also believed by management that the performance payout, based upon estimates from Epolin, was most likely unattainable.  Also, during August 2011, the new party which had contacted Epolin in May 2011,  continued its due diligence and on-site meetings with management, and Party E met with Epolin senior management.

In August 2011, Millburn Capital was also contacted by representatives of Polymathes Holdings I LLC (the “Parent”, as defined above) concerning a transaction with Epolin and executed a nondisclosure agreement.  The Parent commenced its due diligence investigation of Epolin and arranged on site meetings with management.

In September 2011, one of the major shareholders of Epolin offered to privately purchase the shares held by Dr. Cohen and Mr. Ivchenko at approximately $0.20 per share.  He was told that a private sale consisting of select shareholders was not acceptable and that the Board would like all the shareholders to have the opportunity for liquidity.

On September 13, 2011, Party C provides Epolin with a revised proposal.  The proposal was for $0.22 per share for a minimum of 51% of the shares of Epolin up to 80% at their sole discretion. Epolin provided a counter offer for consideration.

Also, during September 2011, the new party which had contacted Epolin in May 2011, notified Epolin that it did not want to move forward on the transaction based upon perceived management transition risks and a high level of capital improvements necessary to position Epolin for future growth due to delayed maintenance and re-investment.  During September 2011, the Parent also indicates that it is going to make an offer for $0.20 per share with an adjustment mechanism to move the price upwards based upon working capital.

On October 12, 2011, Party C provided a revised offer consistent with its prior offer of $0.22 per share (plus a $0.03 per share performance payout which, based upon the stated conditions, is unlikely to be paid) for up to 80% of outstanding shares with other conditions including break-up fees, exclusivity and due diligence. Following discussions between the parties, Party C provided a revised offer on October 28, 2011 similar to the prior with some clarifications and the elimination of any break-up fees.   Also, during October 2011, Party E made an offer of $0.22 per share and provided a proposal to acquire 100% of Epolin, which offer contained no working capital adjustment.  Thereafter, in October 2011, the Parent provided Epolin with a draft tender and merger agreement to demonstrate its seriousness about moving forward with a transaction.

In November 2011, negotiations continued with Party E and Epolin received a revised proposal on November 16, 2011. Such revised proposal still did not provide for a working capital adjustment based upon working capital and a lower number to use as a condition to close.  During November 2011, negotiations also continued with the Parent and discussions continued with Party C.  On November 30, 2011, Epolin informed Party C that it will only consider offers that include a tender for 100% of the shares of Epolin and informing Party C that if it wants Epolin to consider a transaction to provide a revised proposal that incorporates a tender for 100% of the shares.

During December 2011, negotiations continued with the Parent and the structure was changed to $0.22 per share with no adjustments and the ability of the Parent to walk away from the transaction if closing conditions are not satisfied including minimum working capital and cash.

On December 13, 2011, Epolin received a revised proposal from Party C in which the price per share was increased to $0.23 and a tender of 51% to 80% at the buyer’s option. Party C advised Epolin that certain shareholders known to them would not tender their shares.  Epolin requested clarification and asked Party C to identify its financing sources.

During January 2012, Epolin and the Parent began to negotiate definitive documentation.  Also, Epolin continued discussions with Party C and Party E.  Epolin indicated to Party C that it would consider a transaction whereby Party C tendered for 100% of the shares at $0.23 per share.  Epolin also asked Party C once again to identify its financing sources.

During February 2012, Epolin received a revised draft of an Agreement and Plan of Merger from the Parent and comments on the draft go back and forth.  In addition, during February 2012, Epolin still provided Party C with a deadline to make a formal tender offer for 100% of the shares at $0.23 per share with a minimum closing condition of 51% of the shares being tendered.

During March 2012 Epolin still had not received definitive responses from Party C and negotiations between Parent and Epolin continued culminating in the execution of a definitive Agreement and Plan of Merger. Prior to the execution of this agreement, the Board of Directors of Epolin held a Board meeting and unanimously approved the transaction and simultaneously agreed that the Board would provide a positive recommendation in the Schedule 14D-9 that would be filed with the SEC and also support the transaction by agreeing to tender their shares to the Parent upon the commencement of a formal tender offer by the Parent.  In addition, during March 2012, Epolin notified Party C that it was pursuing another transaction.

During April 2012, Parent and Epolin continued working on elements of the transaction including the preparation and filing of certain regulatory and environmental approvals and logistics with respect to the tender offer process and its associated regulatory requirements.

Reasons for the Recommendation

In reaching its determination to approve the Merger Agreement and recommend that Epolin’s shareholders accept the Offer and tender their Shares in the Offer, the Board considered numerous factors in consultation with its outside legal and financial advisor and Epolin’s senior management, including the following material factors and benefits of the Offer, each of which the Board believed supported its determination:

•
Epolin’s process, which began in early 2009, to find a buyer of Epolin or its business with the assistance of an investment banking firm through a targeted approach to numerous potential strategic and financial buyers, which resulted in several indicators of market value from third parties, including bids at specific prices;

•	management’s valuation of the Company’s business, with the assistance of a valuation analysis conducted by Millburn Capital which concluded that the Offer Price is reasonable;

•	the compliance costs for a public company and the substantial burden of such costs on a company with revenue of approximately $3 million;

•
that the transaction is structured as a cash tender offer, which can be completed, and cash consideration paid to Epolin’s shareholders, on a shorter timetable than would have been the case with a one-step merger or an asset sale followed by a lengthy liquidation process, both of which would require approval by Epolin’s shareholders at a special meeting, and which eliminates any uncertainties in valuing the consideration to be received by Epolin’s shareholders as well as escrows which would decrease the amount available to distribute to shareholders at closing;

•
the likelihood that the Offer will be completed given Parent’s and Purchaser’s committed financing from a reputable source, the fact that Parent and Purchaser’s obligations under the Offer are not subject to any financing conditions, and the significant time and financial resources Parent has already committed to the Offer and the Merger;

•
the provisions in the Merger Agreement that provide for the ability of the Board (subject to related terms and conditions) to respond to an unsolicited acquisition proposal that the Board determines in good faith (after discussions with its outside counsel and financial advisors) is, or could reasonably be expected to result in, a superior proposal, and determines in good faith (after discussions with its outside legal counsel) that the failure to take actions with respect to the proposal would be inconsistent with its fiduciary duties;

•
the fees payable by Epolin to Parent in the event Epolin terminates the Merger Agreement in favor of a superior offer of $150,000, which were not viewed by the Board as a significant obstacle to a third-party strategic buyer making a competing offer for Epolin, and were deemed reasonable in light of the transaction size and the due diligence conducted by Parent;

•
Parent and Purchaser’s agreement under the Merger Agreement to extend the Offer, at the Company’s request, beyond the initial expiration date of the Offer to provide for two successive periods of up to ten business days each if all of the conditions to the Offer (other than the Minimum Condition) have been satisfied or waived as of any then-scheduled expiration date;

•
the fact that the shareholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the merger (if the Merger occurs) and to demand appraisal of the fair value of their Shares under the New Jersey Business Corporation Act, whether or not a shareholder vote is required to approve the Merger;

•
that the Merger Agreement was agreed to by the Board only after a lengthy and extensive review by the Board of the strategic alternatives available to Epolin, including the fact that Epolin had been contacted by several other potential buyers regarding an acquisition, but that no such contacts had progressed as far as discussions had with the Parent and the Purchaser;

•
the Board’s judgment, in view of Epolin’s prospects, that it is unlikely that one of more strategic or financial acquirers would be willing to pay, at the present time, a price for substantially all of Epolin or its assets that would net an amount to shareholders as high as the consideration offered to Epolin’s shareholders pursuant to the Offer and in the manner in which the Offer is to be conducted;

•
the alternatives available to Epolin, including the range of potential values of Epolin, and the Board’s perception that the risks associated with consummating the transactions contemplated by the Merger Agreement was lower than the risks associated with remaining an independent corporation that would be subject to significant risks and uncertainties, including reduced sales in recent years, dependence on certain key customers and employees, and negative general business and economic conditions;

•	the fact that two of Epolin’s executive officers, the Chairman and the President, both of whom Epolin’s success has depended upon, have indicated that they wish to retire from Epolin;

•
the fact the Epolin’s common stock is a penny stock with very low volume resulting in limited liquidity and trading, making it difficult for investors to monetize their shares and where institutions and other large shareholders are unlikely to sell their shares because if they do, the impact on price could be dramatic or the ability to sell large volumes of stock would be extremely difficult at a given price.  The Offer will provide liquidity for investors; and

•
Since fiscal 2006, Epolin experienced declining sales due to a major decline in security ink sales for the credit card market, and while management expects the business to stabilize, there are no immediate high-growth opportunities that would warrant the public status of Epolin, especially in light of the significant expenses its public status entails.

The Board also considered a variety of risks and other potentially negative factors concerning the Offer and the Merger Agreement, including the following:

•
the risk that Parent may terminate the Merger Agreement and not complete the Offer in certain circumstances, including if there is a material adverse change in the business of Epolin, as defined by the Merger Agreement, or if the levels of cash and/or net working capital are below specified amounts as set forth in the Merger Agreement;

•	the all cash offer for the Shares which prevents existing shareholders from participating in any future earnings or growth of Epolin and benefiting from any appreciation in the value of Epolin;

•	the risk that Parent is unable to complete the transaction for any reason;

•	the fact that, although management obtained a valuation analysis from Millburn Capital which concluded that the Offer is reasonable, it did not obtain a fairness opinion;

•
the possible disruption to Epolin’s business that may result from the announcement of the transaction, including the resulting distraction of management’s attention from the day-to-day operations of Epolin’s business;

•	the restrictions contained in the Merger Agreement limiting the operation of Epolin’s business during the period between the signing of the Merger Agreement and the completion of the Offer;

•	the possibility that the Offer might not be completed, which could cause Epolin’s stock price to decline to its pre-tender offer announcement level or lower levels;

•	the possibility that the Offer might not be completed, and the cost of the failed transaction to Epolin’s operating results and its business relationships; and

•	the all-cash consideration in the transaction would be taxable to Epolin’s shareholders that are U.S. persons for U.S. federal income tax purposes.

In view of the wide variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not quantify or assign any relative or specific weights to the items listed above. In addition, the Board did not undertake to make any specific determination as to whether any particular factor was essential to its ultimate determination, but rather the Board conducted an overall analysis of the factors described above, including thorough discussions with its financial and legal advisors. In considering the various factors, individual members of the Board may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against approving the Merger Agreement with the Parent and Purchaser, including the Offer.

After careful consideration by the Board, the Board unanimously adopted and declared advisable the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby, and unanimously determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable to the holders of the Shares and fair to and in the best interests of Epolin and its shareholders. Accordingly, the Board unanimously recommends that shareholders tender their Shares in the Offer, and, if shareholder approval is required to approve the Merger under the Merger Agreement, approve the Merger Agreement and the Merger.

(c)         Intent to Tender

To the best of Epolin’s knowledge, all of Epolin’s directors and executive officers intend to tender in the Offer all Shares of record or beneficially owned by such persons.  Two of Epolin’s directors and executive officers have entered into the Tender and Voting Agreements, described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Tender and Voting Agreements.”

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Pursuant to a letter agreement dated February 6, 2009, Epolin retained Millburn Capital to act as Epolin’s financial advisor in connection with a possible sale or other transfer, directly or indirectly and whether in one or a series of transactions, of all or a significant portion of the assets or securities of Epolin or any extraordinary transaction involving a change in control of Epolin, regardless of the form or structure of such transaction, including taking Epolin private by members of management.  Upon completion of the Offer, Millburn Capital will be paid a transaction fee.  Epolin also has agreed to reimburse Millburn Capital for all reasonable out-of-pocket expenses, including reasonable fees, and to indemnify Millburn Capital and related persons against liabilities relating to or arising out of such engagement.

In addition, Epolin engaged Millburn Capital to prepare an analysis and render conclusions as to the reasonableness of the Offer Price to be paid by the Parent pursuant to the Offer and the Merger.  The fee for such analysis was the sum of the $7,500.

Prior to the engagement in 2009, Millburn Capital had no prior relationship with Epolin.

Except as otherwise noted in this Item 5 above, neither Epolin nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of Epolin concerning the Merger Agreement, except that solicitations or recommendations may be made by directors, officers or employees of Epolin, for which services no additional compensation will be paid.

ITEM 6.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

During the past 60 days, no transactions in Epolin’s Shares have been effected by Epolin or, to its knowledge, by any of its directors, executive officers, affiliates or subsidiaries.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, Epolin is not undertaking or engaged in negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of Epolin’s securities by Epolin, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving Epolin or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of Epolin or any of its subsidiaries; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of Epolin.  Except as set forth in this Statement or the Offer to Purchase, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

ITEM 8.  ADDITIONAL INFORMATION.

New Jersey law

As a New Jersey corporation with shares of voting securities registered with the SEC under Section 12(g) of the Exchange Act or traded on a national securities exchange, Epolin is subject to Chapter 10A (the New Jersey Shareholder Protection Act) of the New Jersey Business Corporation Act (“NJBCA”).  In general, Chapter 10A of the NJBCA would prevent an “interested stockholder” (generally defined in Section 14A:10A3(j) of the NJBCA as a person beneficially owning 10% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 14A:10A-3(e) of the NJBCA) with a New Jersey corporation for five years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the business combination; or (ii) following the transaction in which such person became an interested stockholder, the business combination is authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66-2/3% of the outstanding voting stock of the corporation not beneficially owned by the interested stockholder. In accordance with the provisions of Section 14A:10A-4, the Epolin Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions upon the consummation of a business combination contained in NJBCA Section 14A:10A-4 and 14A:10A-5 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

Appraisal Rights

Holders of the Shares do not have appraisal rights as a result of the Offer.  However, if the Merger is consummated, holders of the Shares (that did not tender their Shares in the Offer) at the Effective Time will have certain rights pursuant to the provisions of NJBCA Section 14A:11-2 (the “Appraisal Provisions”) to dissent and demand appraisal of their Shares.  Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares.  If a stockholder and the surviving corporation in the Merger do not agree on such fair value, the stockholder will have the right to a judicial determination of fair value of such stockholder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with any interest as determined by the court.  Any such judicial determination of the fair value of such Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of such Shares.  The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the Appraisal Provisions.  A complete text of NJBCA Section 14A:11-2 is set forth as Annex II to the Offer to Purchase and is incorporated herein by reference.  Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of such rights.

Going-Private Transaction

Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions.  Epolin does not believe that Rule 13e-3 will be applicable to the Merger because it is anticipated that the Merger will be consummated within one year after the completion of the Offer and in the Merger, shareholders will receive the same price per Share as paid in the Offer.  If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority shareholders in the Merger be filed with the SEC and disclosed to shareholders prior to the consummation of the Merger.

Short-Form Merger Provisions

The NJBCA provides that, if a parent company owns at least 90% of the outstanding shares of each class of a subsidiary’s stock entitled to vote to adopt a merger agreement, the parent company may merge that subsidiary with the parent company pursuant to the “short-form” merger procedures without prior notice to, or the approval of, the other stockholders of the subsidiary.  In order to consummate the Merger pursuant to these provisions of the NJBCA, Purchaser would have to own at least 90% of the outstanding Shares of Epolin.  If the Purchaser is able to consummate the Merger pursuant to these provisions of NJBCA, the closing of the Merger would take place as promptly as practicable after the closing of the Offer, without any notice to or approval of the other shareholders of Epolin.

Top-Up Option

Pursuant to the Merger Agreement, Epolin has granted the Purchaser an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser or Parent at the time of exercise of the Top-Up Option (including all Shares validly tendered and not properly withdrawn in the Offer at the time the Shares are accepted for payment but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered), will constitute one Share more than 90% of all of the outstanding Shares (assuming the issuance of the Top-Up Shares).  Purchaser may exercise the Top-Up Option once at any time following the time at which we first accept any Shares for payment pursuant to the Offer.  However, the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option (less the maximum number of shares potentially necessary for issuance with respect to all outstanding stock options, restricted stock, restricted stock units or other obligations of Epolin) and is subject to the conditions, unless waived by Epolin, that no provision of any applicable law and no applicable order or injunction or other judgment will prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares.  The purpose of this provision is to facilitate a short-form merger following completion of the Offer.  The Top-Up Option will terminate concurrently with the consummation of the Merger.

Analysis by Millburn Capital

In February 2012, Millburn Capital was retained by the Board to prepare an analysis and render conclusions as to the reasonableness of the Offer Price pursuant to the Offer and the Merger (the “Analysis”).  Based upon the Analysis, Millburn Capital concluded in a letter dated February 29, 2012 addressed to the Board that it believes the Offer Price is reasonable.

It should be noted that Millburn Capital was not retained to render a fairness opinion, as such term is commonly understood in the industry, and the Analysis shall not be construed as such.

In arriving at the Analysis, Millburn Capital took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed multiple drafts of the transaction documents;
•
Reviewed publicly available financial information and other data with respect to Epolin that it deemed relevant, including Epolin’s Annual Reports on Form 10-K/KSB for the years ended February 28, 2008 through February 28, 2011 and its Quarterly Reports on Form 10-Q for the latest completed fiscal year including the quarter ended November 30, 2011;

•	Reviewed non-public information and other data with respect to Epolin;
•	Considered the historical financial results and present financial condition of Epolin;
•	Reviewed certain publicly available information concerning the trading of, and the trading market for, Epolin’s common stock;
•	Reviewed and analyzed the indicated enterprise value indicated by the Offer Price;
•	Reviewed and analyzed certain financial characteristics of publicly-traded companies that were deemed to have characteristics comparable to Epolin; and
•	Performed such other analyses and examinations as Millburn Capital deemed appropriate.

In reaching its conclusions, Millburn Capital indicated that the Analysis does not address any other term or aspect of the transaction or the transaction documents, including, but not limited to, the fairness of the transaction to, or any consideration therewith by, any other stakeholders, creditors or other constituencies nor as to the fairness of the amount or nature of the compensation to any officers, directors or employees of any parties to the transaction, or class of such persons, relative to the purchase price to be received by the stockholders, or otherwise. In addition, Millburn Capital noted that it does not express any opinion as to the underlying valuation or future performance of Epolin, or the price at which Epolin’s securities might trade at any time in the future.

Section 14(f) Information Statement

The Merger Agreement provides that after the acceptance of and payment for the Shares tendered in the Offer (the “Acceptance Time”), the Parent shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Epolin Board as is equal to the product of (i) the total number of directors on the Epolin Board (giving effect to the election or appointment of any additional directors pursuant to this provision) and (ii) the percentage that the number of Shares beneficially owned by the Parent and/or the Purchaser (including Shares accepted for payment in the Offer and the purchased Top-Up Option Shares, if any) bears to the total number of Shares outstanding, and Epolin shall, upon request by the Purchaser, promptly increase the size of the Epolin Board or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide the Purchaser with such level of representation and shall cause the Purchaser’s designees to be so elected or appointed.

Following the election or appointment of the Parent’s designees to Epolin’s Board pursuant to the above and until the Effective Time of the Merger, Epolin’s Board shall at all times include, and Epolin, the Parent and the Purchaser shall use their reasonable best efforts to cause Epolin’s Board to at all times include, at least two Continuing Directors and each committee of the Company Board and the board of directors (or similar body) of each Subsidiary of Epolin shall at all times include, and Epolin, the Parent and the Purchaser shall use their reasonable best efforts to cause each committee of the Epolin Board and the board of directors (or similar body) of each Subsidiary of Epolin to at all times include, at least one Continuing Director.  A “Continuing Director” shall mean a person who is a member of the Epolin as of the date of the Merger Agreement or a person selected by the Continuing Directors then in office; provided, however that if the number of Continuing Directors is reduced to less than two prior to the Effective Time of the Merger, any remaining Continuing Directors (or Continuing Director, if there shall be only one remaining) shall be entitled to designate a person who is not an officer, director, stockholder or designee of Parent or any of its Affiliates to fill such vacancy, and such person shall be deemed to be a Continuing Director for all purposes of the Merger Agreement, or, if no Continuing Directors then remain, the other directors shall designate three persons who are not officers, directors, stockholders or designees of Parent or any of its Affiliates to fill such vacancies, and such persons shall be deemed to be Continuing Directors for all purposes of the Merger Agreement.

The Information Statement attached as Annex A hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of shareholders.

WHERE YOU CAN FIND MORE INFORMATION

Epolin is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information required under the Exchange Act with the SEC relating to its business, financial condition and other matters.  Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549.  Copies of such materials and information from the SEC can be obtained at existing published rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549.  The SEC also maintains a site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC which may be downloaded free of charge.

The SEC allows us to “incorporate by reference” information into this Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing contains certain forward-looking statements and information relating to Epolin that are based on the beliefs and assumptions made by Epolin’s management as well as information currently available to the management.  When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, are intended to identify forward-looking statements.  Such statements reflect the current views of Epolin with respect to future events and are subject to certain risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.  Certain of these risks and uncertainties are discussed in Epolin’s Annual Report on Form 10-K for the year ended February 28, 2011 in Part I, Item 1A “Risk Factors”.  Epolin undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 9.  EXHIBITS

Exhibit Number	Document

(a)(1)
Offer to Purchase dated May 8, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Polymathes Holdings I LLC and Polymathes Acquisition I Inc. filed with the SEC on May 8, 2012).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Polymathes Holdings I LLC and Polymathes Acquisition I Inc. filed with the SEC on May 8, 2012).

(a)(3)	Letter, dated May 11, 2012 to the shareholders of Epolin, Inc. (filed herewith).

(a)(4)
Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Polymathes Holdings I LLC and Polymathes Acquisition I Inc. filed with the SEC on May 8, 2012).

(a)(5)
Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Polymathes Holdings I LLC and Polymathes Acquisition I Inc. filed with the SEC on May 8, 2012).

(a)(6)
Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Polymathes Holdings I LLC and Polymathes Acquisition I Inc. filed with the SEC on May 8, 2012).

(a)(7)	Press Release issued by Epolin, Inc. on March 16, 2012 (filed herewith).

(a)(8)	Press Release to be issued by Epolin, Inc. on May 11, 2012 (filed herewith)

(e)(1)
Agreement and Plan of Merger dated as of March 14, 2012 by and among Epolin, Inc., Polymathes Holdings I LLC and Polymathes Acquisition I Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Epolin, Inc. filed with the SEC on March 16, 2012).

(e)(2)
Tender and Voting Agreement dated as of March 14, 2012 between Polymathes Holdings I LLC, Polymathes Acquisition I Inc. and Murray S. Cohen (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Epolin, Inc. filed with the SEC on March 16, 2012).

(e)(3)
Tender and Voting Agreement dated as of March 14, 2012 between Polymathes Holdings I LLC, Polymathes Acquisition I Inc. and James Ivchenko (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Epolin, Inc. filed with the SEC on March 16, 2012).

(e)(4)	Non-Disclosure Agreement dated August 15, 2011 of Polymathes Capital LLC (filed herewith).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPOLIN, INC.

Date: May 11, 2012	By:	/s/ James Ivchenko
James Ivchenko
President

ANNEX A

EPOLIN, INC.
358-364 Adams Street
Newark, New Jersey 07105

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

MAY 11, 2012
____________

GENERAL INFORMATION

This Information Statement is being mailed on or about May 11, 2012, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 of Epolin, Inc., a New Jersey corporation (the “Company”), with respect to the tender offer by Polymathes Acquisition I Inc., a New Jersey corporation (the “Purchaser”) and a wholly-owned subsidiary of Polymathes Holdings I LLC, a New Jersey limited liability company (“Parent”), to holders of Company’s common stock, no par value per share (the “Shares”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company.  You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the board of directors of the Company (the “Board”).

THE COMPANY URGES YOU TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

BACKGROUND

On March 14, 2012, the Parent, Purchaser and the Company entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”).  Pursuant to the Merger Agreement, the Purchaser has commenced a cash tender offer (the “Offer”) to purchase all of the Shares, at a purchase price of $0.22 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).  Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the shareholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by the Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on May 8, 2012.

Following the successful completion of the Offer, Parent intends, subject to applicable legal requirements, to become the owner of 100% of the equity interests of the Company by completing a merger of Purchaser and the Company by means of a short-form or long-form merger, as applicable, pursuant to which each Share that is not tendered and accepted in the Offer would be cancelled and converted into the right to receive cash in an amount equal to the Offer Price (the “Merger”).

Completion of the Offer is subject to there being validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then owned of record by the Parent or the Purchaser or with respect to which the Parent or the Purchaser has, directly or indirectly, voting power, representing at least 51% of all outstanding Shares determined on a fully diluted basis (“fully diluted basis” meaning the number of Shares outstanding, plus the number of Shares issuable upon the exercise of all then outstanding vested Options).  In addition, the Offer is subject to other conditions set forth in the Merger Agreement including, but not limited to, the Company having certain minimum amounts of “Adjusted Cash” and “Adjusted Net Working Capital” (as such terms are defined in the Merger Agreement) as of the time the Shares are accepted for payment.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn. The term “Expiration Date” means 5:00 PM, New York City time, on June 12, 2012, unless the Purchaser extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Parent, Purchaser or the Board Designees (as defined below) has been provided by Parent.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

The Merger Agreement provides that after the acceptance of and payment for the Shares tendered in the Offer (the “Acceptance Time”), the Parent shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (i) the total number of directors on the Company Board (giving effect to the election or appointment of any additional directors pursuant to this provision) and (ii) the percentage that the number of Shares beneficially owned by the Parent and/or the Purchaser (including Shares accepted for payment in the Offer and the purchased Top-Up Option Shares, if any) bears to the total number of Shares outstanding, and Company shall, upon request by the Purchaser, promptly increase the size of the Company Board or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide the Purchaser with such level of representation and shall cause the Purchaser’s designees to be so elected or appointed.

Following the election or appointment of the Parent’s designees to Company’s Board pursuant to the above and until the Effective Time of the Merger, Company’s Board shall at all times include, and Company, the Parent and the Purchaser shall use their reasonable best efforts to cause Company’s Board to at all times include, at least two Continuing Directors and each committee of the Company Board and the board of directors (or similar body) of each Subsidiary of Company shall at all times include, and Company, the Parent and the Purchaser shall use their reasonable best efforts to cause each committee of the Company Board and the board of directors (or similar body) of each Subsidiary of Company to at all times include, at least one Continuing Director.  A “Continuing Director” shall mean a person who is a member of the Company as of the date of the Merger Agreement or a person selected by the Continuing Directors then in office; provided, however that if the number of Continuing Directors is reduced to less than two prior to the Effective Time of the Merger, any remaining Continuing Directors (or Continuing Director, if there shall be only one remaining) shall be entitled to designate a person who is not an officer, director, stockholder or designee of Parent or any of its Affiliates to fill such vacancy, and such person shall be deemed to be a Continuing Director for all purposes of the Merger Agreement, or, if no Continuing Directors then remain, the other directors shall designate three persons who are not officers, directors, stockholders or designees of Parent or any of its Affiliates to fill such vacancies, and such persons shall be deemed to be Continuing Directors for all purposes of the Merger Agreement.

Information with respect to the Board Designees

As of the date of this Information Statement, Parent has not determined who it will designate to the Board. However, such designees will be selected from the list of potential designees provided below (the “Potential Designees”).  The Potential Designees have consented to serve as directors of the Company if so designated.  None of the Potential Designees currently is a director of, or holds any position with, the Company. To our knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is c/o Polymathes Holdings I LLC, 20 Nassau Street, Suite M, Princeton, New Jersey 08542.

WILLIAM J. GOLDEN, age 35, is one of the founders of Polymathes Capital LLC (“Polymathes Capital”) and has been a managing partner since its inception in 2009.  Polymathes Capital is an investment manager of limited partnerships and separately managed accounts located in Princeton, New Jersey.  Mr. Golden is an attorney admitted to practice law in the States of New York and New Jersey.  From 2006 to 2008, he was a lawyer with Cadwalader, Wickersham & Taft (“Cadwalader”), an international law firm based in New York, New York.  At Cadwalader, Mr. Golden worked in the Financial Restructuring department.  Mr. Golden is a graduate of Princeton University, the London School of Economics and Political Science and the Fordham University School of Law.

JOHN F. WACHTER, age 30, is also one of the founders of Polymathes Capital LLC (“Polymathes Capital”) and has been a managing partner since its inception in 2009.  Prior to the founding of Polymathes Capital, Mr. Wachter worked on a team that developed a strategic plan for Catholic schools of the Archdiocese of New York.  From 2006 to 2007, Mr. Wachter was an equity investment analyst for a hedge fund.  Mr. Wachter is a graduate of Princeton University.

WILLIAM S. WALSH, age 50, has been a partner of McGuggan LLC, since 1998 to the present.   McGuggan LLC is an investment firm, based on Morristown, New Jersey which specializes in private equity venture capital.  Mr. Walsh has over 25 years of private equity investing and investment banking/financial advisory services experience.  Over this time period, Mr. Walsh has participated in over 20 private equity investments through several partnerships.  In addition, he has represented numerous companies in the areas of investment banking/financial advisory services in a number of capacities (mergers, acquisitions, sales, refinancing, restructuring).  In 1988, Mr. Walsh co-founded South Street Capital Partners, a private equity firm.  In 1992, he co-founded South Street Advisory Partners.  In l994, he was a founding partner of Emptor Capital, a private equity firm.  Mr. Walsh is a graduate of the University of Richmond.
.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are our present directors and executive officers.
Name	Age	Present Position and Offices	Has Served as Director Since

Murray S. Cohen	87	Chairman of the Board, Chief Scientist, Secretary and Director	1984

James Ivchenko	72	President and Director	1993

Greg Amato	55	Chief Executive Officer	--

James R. Torpey, Jr.	62	Director	2001

Herve A. Meillat	56	Director	2005

None of the directors and officers is related to any other director or officer of the Company.

Set forth below are brief accounts of the business experience during the past five years of each director and executive officer of the Company and each significant employee of the Company.

MURRAY S. COHEN has served as Director and Chairman of the Board of the Company since June 1984 and Secretary since March 2001.  From June 1984 to January 2006, Dr. Cohen was Chief Executive Officer, and from June 1984 to August 1994, he was also President.  Dr. Cohen also currently serves as Chief Scientist.  From January 1978 through May 1983, Dr. Cohen was the Director of Research and Development for Apollo Technologies Inc., a company engaged in the development of pollution control procedures and devices.  Dr. Cohen was employed as a Vice President and Technical Director of Borg-Warner Chemicals from 1973 through January 1978, where his responsibilities included the organization, project selection and project director of a 76 person technical staff which developed materials for a variety of plastic products.  He received a Bachelor of Science Degree from the University of Missouri in 1949 and a Ph.D. in Organic Chemistry from the same institution in 1953.

JAMES IVCHENKO has served as Director of the Company since September 1993, President since August 1994, and from February 1992 to August 1994, he was Technical Director and Vice President of Operations.  Prior thereto, Mr. Ivchenko was employed by Ungerer & Co. as Plant Manager for the Totowa, New Jersey and Bethlehem, Pennsylvania facilities from May 1988 to May 1991.  Mr. Ivchenko has over 30 years of experience in the flavor, fragrance and pharmaceutical intermediate industry.   He received his Bachelor of Arts Degree, Masters of Science and Masters of Business Administration from Fairleigh Dickinson University in New Jersey.

GREG AMATO has been employed by the Company since November 2004 and has been Chief Executive Officer since January 2006.  From, January 2005 to January 2006, he was Vice President of Sales and Marketing.  From 1993 to 2004, Mr. Amato was with Elementis, PLC and certain of its subsidiaries, divisions and predecessors, which company is a specialty chemical manufacturer.  During such period, Mr. Amato was Vice President, Specialty Markets of Elementis Specialties, Inc., located in Hightstown, New Jersey from 2000 to 2004; President and CEO of Elementis Performance Polymers, located of Belleville, New Jersey from 1998 to 2000; and from 1993 to 1998, Sales Manager of Rheox, which was acquired by Elementis in 1998.  Mr. Amato received a Bachelor of Chemical Engineering from Georgia Institute of Technology in 1978.

JAMES R. TORPEY, JR. has served as Director of the Company since July 2001.  Mr. Torpey is Director of Market Development for SunPower Corporation, a major world wide supplier of solar electric equipment and systems.  From 2002 to 2007, he was President of Madison Energy Consultants, a consulting firm in the energy industry.  From 1995 to 2002, he was Director of Technology Initiatives at First Energy/GPU, Chairman of the Solar Electric Power Association, and President and member of the Board of Directors of GPU Solar, Inc.  He was a member of the U.S. Department of Energy Solar Industry Advisory Board from 2001 to 2005. Mr. Torpey received his Masters of Business Administration from Rutgers University in 1991.

HERVE A. MEILLAT has served as Director of the Company since July 2005.  Since September 2006, Mr. Meillat has been the CEO of Christian Dalloz Sunoptics (“CDS”), a company located in France, focused on sun lenses for high-end luxury, fashion, and sport sunglasses.  In April 2010, CDS emerged from bankruptcy protection after 14 months under this status and was allowed to operate under same management and ownership as before.  Mr. Meillat is a former Senior Vice President of the Bacou-Dalloz Group, that became Sperian Protection and lately Honeywell.  He received his Master and Bachelor of Science Engineering Degree from ENSAM, Ecole Nationale Superieure des Arts et Metiers, France in 1979.

To the knowledge of the Company, and except as described above, none of the officers or directors has been personally involved in any bankruptcy or insolvency proceedings. To the knowledge of the Company, none of the directors or officers have been convicted in any criminal proceedings (excluding traffic violations and other minor offenses) or are the subject of a criminal proceeding which is presently pending, nor have such persons been the subject of any order, judgment, or decree of any court of competent jurisdiction, permanently or temporarily enjoining them from acting as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or insurance company, or from engaging in or continuing in any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security, nor were any of such persons the subject of a federal or state authority barring or suspending, for more than 60 days, the right of such person to be engaged in any such activity, which order has not been reversed or suspended.

Audit Committee Financial Expert

We do not have an audit committee financial expert, as such term is defined in Item 407(d)(5) of Regulation S-K, serving on our audit committee because we have no audit committee and are not required to have an audit committee because we are not a listed security.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers, and persons who own more than ten percent of the Company’s common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes of ownership of common stock of the Company.  Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of such forms received by it, or written representations from certain of such persons, the Company believes that, with respect to the fiscal year ended February 29, 2012, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with.

Code of Ethics

The Board of Directors has adopted a Code of Ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which is designed to promote honest and ethical conduct; full, fair, accurate, timely and understandable disclosure; and compliance with applicable laws, rules and regulations.   A copy of the Code of Ethics will be provided to any person without charge upon written request to the Secretary of the Company at its executive offices, 358-364 Adams Street, Newark, New Jersey 07105.

Executive Compensation

The following summary compensation tables set forth information concerning the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended February 29, 2012 and February 28, 2011 of those persons who were, at February 29, 2012, (i) the chief executive officer and (ii) the other most highly compensated executive officers of the Company, whose total compensation was in excess of $100,000 (the named executive officers):

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total
Greg Amato Chief Executive Officer	2012 2011	$186,309 $173,400	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$186,309 $173,400
Murray S. Cohen Chairman of the Board	2012 2011	$61,226 $59,093	$0 $0	$3,750(1) $5,000(1)	$0 $0	$0 $0	$0 $79,041(2)	$0 $0	$ 64,976 $143,134
James Ivchenko President	2012 2011	$201,878 $203,878	$0 $0	$3,750(1) $5,000(1)	$0 $0	$0 $0	$0 $128,000(3)	$0 $0	$205,628 $336,878

(1)	Represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123R.

(2)
Represents the amount paid to Dr. Cohen for a deferred compensation accrual remaining due to him which was paid in the second quarter of fiscal 2011.  See “Deferred Compensation/Employment Contracts and Change in Control Arrangements” below.

(3)
Represents the amount paid to Mr. Ivchenko for the remaining balance due to him under his deferred compensation agreement which was paid in the second quarter of 2011 following the Company’s surrender of a certain life insurance policy owned by the Company on Mr. Ivchenko’s life. See “Deferred Compensation/Employment Contracts and Change in Control Arrangements” below.

Equity Awards

The following table provides certain information concerning equity awards held by the named executive officers as of February 29, 2012.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards
Name	No. of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units Or Other Rights That Have Not Vested(#)
Greg Amato	-0-	-0-	N/A	N/A	-0-	-0-
Murray S. Cohen	20,000	-0-	$0.41	2/9/2014	-0-	-0-
James Ivchenko	20,000	-0-	$0.41	2/9/2014	-0-	-0-

Compensation of Directors

Since fiscal 2002, the Company has paid directors $750 for each board meeting attended.  Commencing in fiscal 2007, only non-employee directors are paid such amount.  In addition, commencing in fiscal 2007, non-employee directors are also paid $750 for each committee meeting attended.  Directors have always been and will continue to be reimbursed for reasonable expenses incurred on behalf of the Company.

In addition to the foregoing, pursuant to Epolin, Inc. 2008 Stock Incentive Plan (the “2008 Plan”), adopted by the Board of Directors on June 18, 2008 and approved by the stockholders on August 18, 2008, each director shall receive a stock award annually of 25,000 shares of Common Stock.

The following table provides certain summary information concerning the compensation paid to non-employee directors during fiscal 2012.  All compensation paid to Dr. Cohen and Mr. Ivchenko is set forth in the table under “Executive Compensation”.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards (S)		Option Awards ($)(1)	All Other Compensation ($)	Total ($)
James R. Torpey, Jr.	$1,500	$3,750	(1)	-0-	-0-	$5,250
Herve A. Meillat	$1,500	$3,750	(1)	-0-	-0-	$5,250

(1)	Represents the dollar amount recognized in fiscal 2012 for financial reporting purposes of stock awarded computed in accordance with Financial Accounting Standards 123R.

Deferred Compensation/Employment Contracts and Change in Control Arrangements

Effective as of November 1, 2004, the Company entered into an employment agreement with Greg Amato.  Such agreement provided that Mr. Amato would be employed “at-will” and that such employment can be terminated by either party at any time without reason or cause provided at least six months prior written notice is given.  The employment agreement also provides that Mr. Amato would receive bonus compensation for 2004 based upon a formula and would be entitled to receive, following the fiscal year ending February 28, 2006, bonus compensation equal to 10% of the increase in the Company’s net income for the fiscal year ending February 28, 2006 compared to February 28, 2005.  For subsequent fiscal years, Mr. Amato shall be entitled to receive annual cash bonuses as the Compensation Committee shall determine with performance objectives determined prior to the start of the applicable year.  Pursuant to the employment agreement, the Company also agreed to grant Mr. Amato an option to purchase 100,000 shares of Common Stock of the Company at an exercise price equal to the fair market value of the Company’s Common Stock on November 1, 2004 which option shall be exercisable only after the completion of Mr. Amato’s second year of employment under his employment agreement.  Such option expired as of November 1, 2009.  In addition, pursuant to the employment agreement, the Company agreed to grant to Mr. Amato, one year from the date of his employment agreement provided he is then employed by the Company, 100,000 shares of restricted Common Stock of the Company.

Pursuant to a deferred compensation agreement, as amended, entered into with James Ivchenko, President of the Company, the Company has agreed to pay Mr. Ivchenko $32,000 per year for ten consecutive years commencing the first day of the month following Mr. Ivchenko reaching the age of 65.  The obligations to Mr. Ivchenko under his deferred compensation agreement were partially funded with a life insurance policy owned by the Company.  Through February 28, 2010, six payments of $32,000 each had been paid to Mr. Ivchenko, leaving four remaining payments owing to Mr. Ivchenko which in the aggregate amounted to $128,000 (the “Deferred Compensation Remaining Balance”).   Subsequent to the year ended February 28, 2010, and as of May 14, 2010, the Board of Directors agreed to surrender the life insurance policy for its net surrender value (approximately $168,000) and pay Mr. Ivchenko the Deferred Compensation Remaining Balance which amount was paid in the second quarter of 2011.

Effective as of March 1, 1999, the Company entered into a ten year employment agreement with Mr. Ivchenko.  Pursuant thereto, Mr. Ivchenko shall be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. In addition thereto, Mr. Ivchenko shall receive as additional compensation a certain percentage (as set forth below) of the Company’s annual gross sales up to but not exceeding annual gross sales of $3 million.  Such percentage starts at 1.50% for the fiscal year ended February 29, 2000 and increases by 0.25% per year during the term of the agreement.  In the event of death or disability, the agreement provides that Mr. Ivchenko or his estate will receive 100% of his annual salary and additional compensation as described above for the fiscal year during which he died or became disabled, and 50% of his annual salary and annual additional compensation which he would have received (if not for his death or disability) for the remainder of the ten year term.  Such agreement expired as of February 28, 2009.

Effective as of March 1, 1999, the Company also entered into a ten year employment agreement with Murray S. Cohen, Chairman of the Board of the Company.  Pursuant thereto, Dr. Cohen shall be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. In addition thereto, Dr. Cohen shall receive as additional compensation a certain percentage (as set forth below) of the Company’s annual gross sales up to but not exceeding annual gross sales of $3 million.  Such percentage starts at 2.00% for the fiscal year ended February 29, 2000 and increases by 0.25% per year during the term of the agreement.  Pursuant to an amendment to the employment agreement entered into on March 30, 2006, Dr. Cohen shall have the option to partially retire pursuant to which Dr. Cohen will devote approximately 50% of his time to the Company in which event he will be paid 50% of his annual base salary and 100% of the additional compensation for the remainder of the term.  He shall also have the option to either (i) substantially retire pursuant to which Dr. Cohen will devote approximately 25% of his time to the Company in which event he will be paid 25% of his annual base salary and 100% of the additional compensation for the remainder of the term, or (ii) fully retire in which event he will be paid no annual base salary and 50% of the additional compensation for the remainder of the term.  In the event of death or disability, the amendment provides that Dr. Cohen or his estate will receive 100% of his annual salary and additional compensation as described above for the fiscal year during which he died or became disabled, and 50% of his annual salary and annual additional compensation which he would have received (if not for his death or disability) for the remainder of the ten year term, provided at the time of death or disability Dr. Cohen was a full-time employee.  If at the time of death or disability Dr. Cohen was fully, partially or substantially retired, then other percentage rates are provided in the amendment for the payment of the annual salary and annual additional compensation to Dr. Cohen or his estate for the balance of the term.  Such agreement expired as of February 28, 2009.

The Company had previously entered into a deferred compensation agreement in June 1998 with Dr. Cohen which provided for the payment of certain funds to Dr. Cohen for a period of ten years beginning two weeks after the date of his retirement.  Such agreement was terminated in connection with the execution of the employment agreement with Dr. Cohen.  In addition to the foregoing, pursuant to a deferred compensation agreement entered into in January 1996 which was terminated in June 1998, there were unfunded accruals of $79,041 (the “Deferred Compensation Accrual”) due to Dr. Cohen which the parties previously agreed would be paid to Dr. Cohen upon retirement either in equal consecutive monthly payments for a period not exceeding 60 months or a single payment which will be at the discretion of the Company.   Subsequent to the year ended February 28, 2010, and as of May 14, 2010, the Board of Directors agreed to pay Dr. Cohen the Deferred Compensation Accrual which was paid in the second quarter of 2011.

The Company does not have any termination or change in control arrangements with any of its named executive officers.

Indebtedness of Management

No member of management was indebted to the Company during its last fiscal year.

Material Proceedings

There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or has a material interest adverse to the Company.

Director Independence

We have determined that two of our four directors are independent directors.  Messrs. Torpey and Meillat are our independent directors.  We have determined their independence using the general independence criteria set forth in the Nasdaq Marketplace Rules.

Additional Information

During the fiscal year ended February 29, 2012, the Board of Directors of the Company held two formal meetings.  In addition, the Board of Directors took action by unanimous written consent and met informally on various other occasions during the period.  Each of the incumbent directors was in attendance at all meetings of the Board of Directors during fiscal 2012.

The Company does not have a standing audit or nominating committee or any committee performing similar functions.  These functions are fulfilled by the entire Board of Directors which we believe is adequate based on the present size of the Company and the relatively small size of the Board.

The Board considers recommendations for director nominees from a wide variety of sources, including business contacts and members of management. The Board will also consider stockholder recommendations for director nominees that are properly received in accordance with applicable rules and regulations of the Securities and Exchange Commission.  The Board believes that all of its directors should have the highest personal integrity and have a record of exceptional ability and judgment. The Board also believes that its directors should ideally reflect a mix of experience and other qualifications. There is no firm requirement of minimum qualifications or skills that candidates must possess. The Board evaluates director candidates based on a number of qualifications, including but not limited to their judgment, leadership ability, expertise in the industry, experience developing and analyzing business strategies, and, for incumbent directors, his or her past performance.  The Board initially evaluates a prospective nominee on the basis of his or her resume and other background information that has been made available to them.  The Board will not evaluate director candidates recommended by stockholders differently than director candidates recommended from other sources.  A member of the Board will contact for further review those candidates who they believes are qualified, who may fulfill a specific Board need and who would otherwise best make a contribution to the Board.

VOTING SECURITIES AND CERTAIN BENEFICIAL OWNERSHIP

Voting Securities

The authorized capital stock of the Company consists of 20,000,000 shares of common stock, no par value per share, and 60,000 shares of Series A convertible non-cumulative preferred stock, par value $2.50 per share, and 940,000 shares of blank-check preferred stock, par value $2.50 per share.  As of the date of this Information Statement, 12,366,355 shares of common stock are issued and outstanding and no shares of preferred stock are issued and outstanding.  Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted.  There are no preemptive rights.

Principal Stockholders and Security Ownership of Management

The following table sets forth, as of the date of this Information Statement, certain information with regard to the record and beneficial ownership of the Company’s common stock by (i) each stockholder owning of record or beneficially 5% or more of the Company’s common stock, (ii) each director of the Company, (iii) the Company’s Chief Executive Officer and other executive officers, if any, of the Company whose total compensation was in excess of $100,000 (the “named executive officers”), and (iv) all officers and directors of the Company as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Murray S. Cohen(1)*	1,990,958	16.10%
James Ivchenko(2)*	1,589,587	12.80%
James R. Torpey, Jr.(3)*	147,500	1.20%
Herve A. Meillat*	104,000	**
Greg Amato*	100,000	**
Claire Bluestein*	970,155	7.80%
Santa Monica Partners, L.P.(4)	825,900	6.70%
Sandra Lifschitz(5)	605,000	4.90%
Hummingbird Management, LLC(6)	1,029,119	8.30%

All Executive Officers and Directors as a Group (5 persons)	3,932,045	31.70%
_________________________
*	The address for each is 358-364 Adams Street, Newark, New Jersey 07105.

**	Less than 1%.

(1)
Includes 1,945,958 shares held by Dr. Cohen and 25,000 shares held by the wife of Dr. Cohen.  Also, includes 20,000 shares which Dr. Cohen has the right to acquire within 60 days pursuant to the exercise of options granted under the 1998 Plan.

(2)
Includes 1,130,000 shares held by Mr. Ivchenko and 439,587 held by Mr. Ivchenko and his wife, as joint tenants.  Also, includes 20,000 shares which Mr. Ivchenko has the right to acquire within 60 days pursuant to the exercise of options granted under the 1998 Plan.

(3)	Includes 10,000 shares which Mr. Torpey has the right to acquire within 60 days pursuant to the exercise of options granted under the 1998 Plan.

(4)	This information is based solely upon information reported in filings made to the SEC on behalf of Santa Monica Partners, L.P. Its address is 1865 Palmer Avenue, Larchmont, New York.

(5)	This information is based solely upon information reported in filings made to the SEC on behalf of Sandra Lifschitz. Her address is 7 Tulane Drive, Livingston, New Jersey.

(6)	This information is based solely upon information reported in filings made to the SEC on behalf of Hummingbird Management, LLC. Its address is 145 East 57th Street, New York, New York.

Pursuant to a Stockholders Agreement executed in October 2002, each of the then members of the Board of Directors (Dr. Cohen and Messrs. Ivchenko and Torpey, as well as Morris Dunkel, Claire Bluestein and Peter Kenny) has provided the Company with certain rights of refusal in the event any of such individuals desire to sell any of the shares of the Company’s common stock which any of them hold of record or beneficially.  Excluded from such restrictions are gifts in which the proposed donee agrees to be bound to the Stockholders Agreement and transfers by will or the laws of descent, provided the shares remain subject to said restrictions.  In addition, shares may be transferred by such individuals with the prior approval of the Board of Directors of the Company (or any committee authorized by the Board to give such approval), which approval has been given in connection with the Offer.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file annual, quarterly and current reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company’s shareholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference room at the SEC’s offices at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference room may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies may be obtained, by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and can be obtained electronically on the SEC’s website at http://www.sec.gov.